Exhibit to Accompany
Item 77J b
Form N-SAR
The Yacktman Funds, Inc.
the Funds


According to the provisions of Statement of Position
93 - 2 SOP 93 - 2 Determination,
Disclosure and
Financial Statement Presentation of
Income, Capital
Gain and Return of Capital Distributions by Investment
Companies, the Funds are required to
report the
accumulated net investment income loss
and
accumulated net capital gain loss
accounts to
approximate amounts available for future distributions on a tax basis or to offset future realized capital gains. Accordingly, at December 31, 1999 reclassifications were recorded to decrease increase undistributed net investment income by
$227,732 and
$387, decrease undistributed net realized gains losses by $1,146,188 and $0, and increase decrease capital stock by $1,373,920 and $387 for The Yacktman
Fund and The Yacktman Focused Fund,
respectively.

This reclassification has no impact on
the net asset
value of the Fund and is designed to
present the Funds
capital account on a tax basis.